Exhibit 99.1

Contact Information:
China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 917-864-8849

China Ceramics Announces
First Quarter 2016 Financial Results

Jinjiang, Fujian Province, China, June 2, 2016–China Ceramics Co., Ltd. (NASDAQ Global Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced financial results for the first quarter ended March 31, 2016.

First Quarter 2016 Highlights

▪	Revenue was RMB 134.2 million (US$ 20.8 million), down 36.0% from the first quarter of 2015

▪	Gross profit was RMB 18.0 million (US$ 2.8 million), up 30.4% from the first quarter of 2015

▪	Plant utilization was 18.1%, compared to 38.1% in the first quarter of 2015

▪	Net profit was RMB 6.0 million (US$ 0.9 million), up 114.3% from the first quarter of 2015

▪	Earnings per share on a basic and fully diluted basis were RMB 0.28 (US$ 0.04) and RMB 0.26 (US$ 0.04), respectively, as compared to basic and fully diluted earnings per share of RMB 0.14 in the first quarter of 2015

▪	EBITDA (earnings before interest, taxes, depreciation and amortization) was RMB 18.8 million (US$ 2.9 million), down 16.4% from the first quarter of 2015

“As anticipated, our first quarter 2016 revenue was substantially down from the year-ago period reflecting the currently challenging market conditions in our sector in China. However, despite a 41% contraction in sales volume compared to the first quarter of 2015, we were able to report a reasonable level of cash flow in the first quarter. In addition, a decrease in our cost of sales including lower depreciation expenses enabled us to achieve improved profitability as compared to the year-ago quarter,” said Mr. Jiadong Huang, CEO of China Ceramics.

“In the first quarter, we maintained a reduced utilization of existing plant capacity based on the market environment in order to keep our operating costs low. We utilized production facilities capable of producing 13 million square meters of ceramic tiles per year out of a total annual production capacity of 72 million square meters. We will bring additional capacity online as the business environment improves. Although sales volume in the first quarter was lower than in past periods, we saw sound demand for our higher margin ceramic tiles which sustained the average selling price of our products.”

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“We believe that while China’s urbanization and demographic trends are sustainable, occasional volatility will occur due to imbalances in housing supply and demand. We continue to believe that the operating environment for the rest of the year will be challenging due to abundant real estate still in inventory and unsold. However, once the current inventory of real estate properties is worked through the sales channels, we expect that a rebound in the construction and building materials sectors will materialize,” concluded Mr. Jiadong Huang.

First Quarter 2016 Results

Revenue for the first quarter ended March 31, 2016 was RMB 134.2 million (US$ 20.8 million), a decrease of 36.0% from RMB 209.8 million for the first quarter ended March 31, 2015. The year-over-year decrease in revenue was primarily due to the 41.4% decrease in sales volume to 4.1 million square meters of ceramic tiles from 7.0 million square meters of ceramic tiles in the year-ago quarter. This was somewhat offset by the 10.1% increase in average selling price to RMB 32.8 per square meter from RMB 29.8 per square meter in the year-ago quarter.

Gross profit for the first quarter ended March 31, 2016 was RMB 18.0 million (US $2.8 million), an increase of 30.4% from RMB 13.8 million for the first quarter of 2015. The gross profit margin was 13.4% for the first quarter ended March 31, 2016 as compared to a gross profit margin of 6.6% for the first quarter of 2015. The year-over-year improvement in gross profit margin was primarily driven by the 40.7% decrease in the cost of sales attributable to (i) a decrease in depreciation due to the Company’s taking an asset impairment charge in the fourth quarter of 2015 that reduced the value of the Company’s plant, property and equipment, and (ii) a 10.1% increase in average selling price.

Selling and distribution expenses for the first quarter ended March 31, 2016 were RMB 4.4 million (US$ 0.7 million), up 63.0% from RMB 2.7 million in the first quarter of 2015. The year-over-year increase in selling and distribution expenses was primarily due to a RMB 1.4 million increase in advertising expenses.

Administrative expenses for the first quarter ended March 31, 2016 were RMB 6.3 million (US$ 1.0 million), up 14.6% from RMB 5.5 million in the first quarter of 2015. The year-over-year increase in administrative expenses was primarily due to a RMB 0.8 million increase in expenses for accounting services.

Other expenses for the first quarter ended March 31, 2016 was RMB 1.1 million (US$ 0.2 million), as compared to RMB 0.3 million for the first quarter of 2015. The year-over-year increase in other expenses was mainly caused by the depreciation of investment property of RMB 0.6 million in the first quarter of 2016.

Profit from operations before taxation for the first quarter ended March 31, 2016 was RMB 8.5 million (US$ 1.3 million), up 97.7% from RMB 4.3 million for the first quarter of 2015. The year-over-year increase in profit from operations was primarily the result of a decrease of RMB 5.9 million in depreciation and amortization in the first quarter of 2016 due to the asset impairment taken in the fourth quarter of 2015 partially offset by the year-over-year increase in selling and distribution and administrative expenses in the current period.

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Net profit for the first quarter ended March 31, 2016 was RMB 6.0 million (US$ 0.9 million), as compared to net profit of RMB 2.8 million for the first quarter of 2015.

Earnings per fully diluted share for the first quarter ended March 31, 2016 on a basic and fully diluted basis were RMB 0.28 (US$ 0.04) and RMB 0.26 (US$ 0.04), respectively, as compared to basic and fully diluted RMB 0.14 in the first quarter of 2015. Basic and fully diluted per share calculations for the first quarter of 2016 was computed using 21.3 million and 23.2 million shares outstanding, respectively, and the basic and fully diluted per share calculation for the first quarter of 2015 was computed using 20.4 million shares outstanding.

EBITDA was RMB 18.8 million (US$ 2.9 million) for the first quarter ended March 31, 2016, down 16.4% from EBITDA of RMB 22.5 million in the first quarter of 2015. For a detailed reconciliation of EBITDA, a non-GAAP measure to its nearest GAAP equivalent, please see the financial tables at the end of this release.

First Quarter 2016 Statements of Selected Financial Position Items

▪	Cash and bank balances were RMB 1.5 million (US$ 0.2 million) as of March 31, 2016, compared to RMB 0.5 million as of December 31, 2015.

▪	Short-term bank borrowings was nil as of March 31, 2016, compared to RMB 40.1 million as of December 31, 2015.

▪	Inventory turnover was 226 days as of March 31, 2016 compared with 131 days as of December 31, 2015. The sequential quarter-over-quarter increase in inventory turnover days was primarily due to the 36.0% decrease in revenue to RMB 134.2 million (US$ 20.8 million) in the first quarter of 2016 from RMB 208.3 million in the fourth quarter of 2015. The Company believes that its inventory is within reasonable aging parameters and the currently challenging economic environment has caused a higher inventory turnover than normal.

▪	Trade receivables turnover, net of value added tax, was 292 days as of March 31, 2016 compared with 163 days as of December 31, 2015. The sequential quarter-over-quarter increase in trade receivables turnover days was primarily due to the 36.0% decrease in revenue to RMB 134.2 million (US$ 20.8 million) from RMB 208.3 million in the fourth quarter of 2015. The currently challenging economic environment has prompted us to offer extended credit terms to certain customers resulting in a higher trade receivables turnover figure than normal. The Company has sound relationships with its customers and does not believe that it will experience difficulties associated with collections from these accounts.

▪	Trade payables turnover, net of value added tax, was 123 days as of March 31, 2016 compared with 70 days as of December 31, 2015. The average turnover days exceeded the normal credit period of one to four months granted by our suppliers.

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Liquidity and Capital Resources

Cash flow used in operating activities was RMB 5.8 million (US$ 0.9 million) for the quarter ended March 31, 2016, compared to cash flow generated from operating activities of RMB 141.2 million in the same period in 2015. The year-over-year decrease of RMB 146.9 million was mainly caused by: (i) a decrease in trade receivables of RMB 2.2 million for the quarter ended March 31, 2016, compared to a decrease in trade receivables of RMB 112.9 million in the same period last year; and (ii) a decrease in trade payables of RMB 52.3 million for the quarter ended March 31, 2016, compared to an increase in trade payables RMB 3.3 million in the same period last year; offset by (iii) a decrease in inventories of RMB 32.6 million for the quarter ended March 31, 2016, compared to a decrease in inventories of RMB 1.4 million in the same period last year.

Cash flow generated from investing activities was RMB 43.4 million (US$ 6.7 million) for the quarter ended March 31, 2016, mainly due to the decrease in restricted cash of RMB 41.7 million and interest received of RMB 1.7 million, compared to cash flow generated in investing activities of RMB 0.2 million in the same period of 2015.

Cash flow used in financing activities was RMB 35.0 million (US$ 5.4 million) for the quarter ended March 31, 2016, due to the repayment of short-term loans of RMB 40.1 million and the issue of share capital of RMB 5.1 million, compared to cash flow used in financing activities of RMB 1.5 million for the same period of 2015.

Plant Capacity and Capital Expenditures Update

For the first quarter of 2016, we utilized plant capacity capable of producing 13 million square meters of ceramic tiles annually out of a total annual production capacity of 72 million square meters. This represents a decrease in plant capacity that was utilized in the first quarter of 2015 when we utilized plant capacity capable of producing 27 million square meters of ceramic tiles annually.

Our Hengda facility has an annual production capacity of 42 million square meters of ceramic tiles and we utilized annual capacity capable of producing 9 million square meters of ceramic tiles in the first quarter of 2016. Our Hengdali facility has an annual production capacity of 30 million square meters and we utilized annual capacity capable of producing 4 million square meters of ceramic tiles in the first quarter of 2016. We will bring our unused production capacity online as customer demand dictates and when there are signs of an improvement in China’s real estate and construction sector.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for 2016 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

In the first quarter of 2016, we experienced a substantial contraction in our sales volume compared to the first quarter of 2015 due to the effects of a slowdown in China’s real estate and construction sectors. In the first quarter of 2016, the Company’s sales volume was 4.1 million square meters of ceramic tiles, a decrease 41.4% as compared to sales volume of 7.0 million square meters of ceramic tiles in the year-ago quarter. We view the current quarter’s decrease in sales volume as due to difficult macroeconomic and real estate conditions in China as evidenced by an increase in unsold housing, a reduction in new construction and a decrease in residential properties sold in recent months. However, the average selling price for our products increased from the first quarter, which we believe is attributable to our strong brand name and quality of our products and service. In the first quarter, the Company’s average selling price per square meter was RMB 32.8, an increase of 10.1% as compared to an average selling price to RMB 29.8 per square meter of ceramic tile in the year-ago quarter.

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We expect the currently challenging market conditions to continue for the rest of 2016 as housing construction has recently recorded its first-ever declines. Further, as of the end of the first quarter, the number of homes that remain unsold rose 7.4% year-over-year. However, we believe that in the long-term the economic fundamentals for growth are still in place, as the real estate and construction sectors continue to be essential to China’s economy. Over the last two years, the Chinese government has taken a variety of actions to stimulate the real estate sector. The most recent measure was the lowering of the reserve requirement ratio for banks of 50 basis points in February 2016 to stimulate the economy as well as to spur mortgage lending. Prior actions include cutting interest rates six times since November 2014, reducing the minimum mortgage down payment for first-time buyers and lowering the minimum capital ratio for fixed asset investments which would help property developers. However, there is no assurance that the Chinese government will continue to adopt these or similar measures.

We typically receive orders from customers two months in advance of production on a rolling basis. We enter into a dealership agreement with customers and a sales or purchase contract each time a customer places an order. As of March 31, 2016, our backlog was approximately RMB 136.2 million (US$ 21.1 million), which represents the next two months of revenue as of the end of the first quarter. This compares to a backlog of two months’ revenue of RMB 165.6 million as of March 31, 2015, a year-over-year decrease of 17.7%. Under normal circumstances, our backlog is an indicator of revenues that might be expected in the next quarter, though it is subject to change as a result of unforeseen business conditions and events including credit payment terms.

In our view, the real estate and construction sector will continue to exhibit sound fundamentals long-term due China’s urbanization trend and a shift towards a more consumer-led economy. Government support for both affordable and senior housing is also expected to generate opportunities for real estate companies. We believe that our ability to offer our customers’ a wide breadth of customized products that include new roofing products gives us a competitive advantage as does our state-of-the-art manufacturing facilities.

Status of the Class Action Litigation

The Company previously disclosed that it had reached an agreement to settle the outstanding class action litigation. On February 6, 2015, the Company and the individual defendants reached an agreement in principle to settle the class action litigation brought against the Company in consideration of the payment by the Company of $850,000, consisting of $310,000 payable in cash and $540,000 to be issued in the Company’s common shares.  On January 6, 2016, the United States District Court for the Southern District of New York (the “Court”) held a final hearing to consider approval of the settlement, and on April 22, 2016, it issued a final order approving the settlement and ordering that the parties file a stipulation voluntarily dismissing the action on or before May 23, 2016 or, in the alternative, to file a joint letter by the same deadline stating the reasons for the delay in filing such a stipulation.

Under the terms of Court’s final order approving the settlement issued on April 22, 2016, the number of common shares issuable by the Company is determined by the dividing $540,000 by the average closing price of the Company’s common shares on the ten days preceding the final approval hearing, which took place on January 6, 2016. That provision would result in the Company being obligated to issue 554,415 common shares, all of which shares will be freely tradeable.  Since January 6, 2016, the market value of the Company’s common stock has dropped substantially.  Counsel for the Lead Plaintiffs in the litigation sought to renegotiate the date for the determination of the number of shares issuable in the settlement. The Company believes that the settlement is final and binding, and cannot be modified without the Company’s consent, and the Company has refused to agree to such a modification. More recently Lead Plaintiffs have notified the Court of their intention to ask the Court to modify the formula governing the number of shares issuable by the Company in the settlement, such that the number of shares would be determined by the dividing $540,000 by the average closing price of the Company’s common shares on the ten days preceding the final approval order, which was issued on April 22, 2016. The modification being pursued by Lead Plaintiffs would increase the number of shares issuable by the Company in the settlement by 734,368 common shares. The Company is resisting Lead Plaintiffs efforts to modify the settlement but there can be no assurance that the Company’s position will be sustained.

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Conference Call Information

We will host a conference call at 8:00 am ET on Thursday, June 2, 2016. Listeners may access the call by dialing +1 (866) 395-5819 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (706) 643-6986. The conference participant pass code is 6929907. A replay of the conference call will be available for 14 days starting from 11:00 am ET on June 2, 2016. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The passcode is 6929907 for the replay.

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.4480. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on March 31, 2016. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on March 31, 2016 or any other rate.

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Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2015 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES FOLLOW

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of March 31, 2016		As of December 31, 2015
	USD’000	RMB’000	RMB’000

ASSETS AND LIABILITIES
Non-current assets
Property, plant and equipment	59,021	380,569	409,855
Investment property	2,801	18,063	-
Land use rights	2,438	15,717	15,809
Goodwill	-	-	-
Deferred tax assets	1,469	9,475	9,584
	65,729	423,824	435,248

Current assets
Inventories	42,601	274,692	306,853
Trade receivables	78,744	507,741	509,903
Other receivables and prepayments	4,135	26,664	18,830
Restricted cash	-	-	41,672
Cash and bank balances	229	1,474	514

	125,709	810,571	877,772

Current liabilities
Trade payables	8,994	57,996	110,267
Accrued liabilities and other payables	6,426	41,436	35,177
Interest-bearing bank borrowings	-	-	40,076
Amount owed to a related party	5,206	33,566	33,963
Income tax payable	582	3,752	5,293

	21,208	136,750	224,776

Net current assets	104,501	673,821	652,996

Non-current liabilities
Deferred tax liabilities	218	1,404	1,404

Net assets	170,012	1,096,241	1,086,840

EQUITY
Total shareholders’ equity	170,012	1,096,241	1,086,840

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Three months ended March 31,
	2016		2015
	USD’000	RMB’000	RMB’000

Revenue	20,758	134,160	209,777

Cost of sales	(17,968)	(116,127)	(195,954)

Gross profit	2,790	18,033	13,823

Other income	451	2,917	162
Selling and distribution expenses	(679)	(4,390)	(2,727)
Administrative expenses	(970)	(6,270)	(5,456)
Finance costs	(109)	(702)	(1,108)
Other expenses	(164)	(1,062)	(346)

Profit before taxation	1,319	8,526	4,348
Income tax expense	(389)	(2,516)	(1,580)

Profit attributable to shareholders	930	6,010	2,768

Earnings per share
Basic (USD/RMB)	USD 0.04	RMB 0.28	RMB 0.14
Diluted (USD/RMB)	USD 0.04	RMB 0.26	RMB 0.14

Weighted average number of ordinary shares outstanding used in computing earnings per share
Basic	21,341,356	21,341,356	20,430,838
Diluted	23,162,391	23,162,391	20,430,838

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE(UNAUDITED)

	Three months ended March31,
	2016	2015

Sales volume (square meters)	4,096,170	7,030,088
Average Selling Price (in RMB/square meter)	32.8	29.8

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CHINA CERAMICS CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the three months ended March 31,
	2016		2015
	USD’000	RMB’000	RMB’000
Cash flows from operating activities
Profit/(loss) before taxation	1,319	8,526	4,348
Adjustments for
Amortization of land use rights	14	93	167
Depreciation of property, plant and equipment	1,740	11,222	17,022
Gain on disposal of property, plant and equipment	-	-	(2)
Write down of inventories	(66)	(427)	8,060
Finance costs	109	702	1,108
Interest income	(269)	(1,737)	(125)
Foreign exchange (gain)/ loss	-	-	(36)
Operating cash flows before working capital changes	2,847	18,379	30,542
Decrease in inventories	5,054	32,588	1,357
Decrease in trade receivables	335	2,162	112,898
(Increase)/decrease in other receivables and prepayments	(1,215)	(7,833)	(1,897)
Increase/(decrease) in trade payables	(8,107)	(52,271)	3,315
Increase/(decrease) in accrued liabilities, other payables and amount owed to a related party	909	5,863	465
Cash generated from operations	(177)	(1,112)	146,680
Interest paid	(109)	(702)	(1,111)
Income tax paid	(612)	(3,948)	(4,406)
Net cash used in operating activities	(898)	(5,762)	141,163

Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	-	-	50
Decrease/(increase) in restricted cash	6,463	41,672	-
Interest received	269	1,737	125
Net cash generated from investing activities	6,732	43,409	175

Cash flows from financing activities
Proceed from short-term loan	-	-	35,000
Repayment of short-term loans	(6,215)	(40,076)	(35,000)
Dividend paid	-	-	(1,505)
Issue of share capital	795	5,125	-
Net cash used in financing activities	(5,420)	(34,951)	(1,505)

Net increase in cash and cash equivalents	414	2,696	139,833
Cash and cash equivalents, beginning of period	83	514	61,155
Effect of foreign exchange rate differences	(268)	(1,736)	(5)
Cash and cash equivalents, end of period	229	1,474	200,983

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About Non-GAAP Financial Measures

In addition to China Ceramics’ condensed consolidated financial results under International Financial Reporting Standards ("IFRS"), the Company also provides information on EBITDA, a Non-IFRS financial measure (referred to as a Non-GAAP financial measure) for the first quarter of 2016. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. The Company believes that this Non-GAAP financial measures provides investors with another method for assessing China Ceramics’ operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view Non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with Non-GAAP results below. The Company believes that both management and investors benefit from referring to this Non-GAAP financial measure in assessing the performance of China Ceramics and when planning and forecasting future periods.

The table below sets forth a reconciliation of China Ceramics’ net profit to EBITDA for the first quarter of 2016.

CHINA CERAMICS CO., LTD.

Unaudited Reconciliation of GAAP to Non-GAAP: Net Income to EBITDA (1)

Three months ended March 31, 2016 and March 31, 2015

(all figures in 000’s)

	Three months ended December 31,
	2016		2015
	RMB	USD	RMB	USD

Net profit	6,010	930	2,768	445
Interest expense	702	109	1,108	179
Interest income	(1,737)	(269)	(125)	(20)
Income tax expense	2,516	389	1,580	255
Depreciation and amortization expense	11,315	1,754	17,189	2,773
EBITDA	18,806	2,913	22,520	3,632

(1) EBITDA is defined as earnings before interest, taxes, depreciation and amortization

Source: China Ceramics Co., Ltd.

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